Exhibit 99.2

TRADING DATA

Name	Trade Date	Buy/ Sell	Amount of Securities Involved	Price per Share (R$)	Transaction Description
Fund	1/22/2014	Buy	520,500	43.08	Open market transaction on the BM&FBOVESPA

Fund	1/22/2014	Buy	5,483,700	43.65	In-kind contribution of Common Shares

Fund	1/22/2014	Buy	1,920,200	43.95	Open market transaction on the BM&FBOVESPA

Fund	1/23/2014	Buy	883,700	43.36	Open market transaction on the BM&FBOVESPA